U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

May 26, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Trust for Professional Managers (the “Trust”)
    Securities Act Registration No: 333-62298
    Investment Company Act Registration No: 811-10401
    Barrett Growth Fund (S000028010)

Dear Sir or Madam:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Trust on behalf of its series, the Barrett Growth Fund (the “Fund”) is a Preliminary Proxy Statement on Schedule 14A. The purpose of the proxy statement is a request for shareholders to consider and approve an investment advisory agreement between Barrett Asset Management, LLC (the “Adviser”) and the Trust, on behalf of the Fund, as a result of a change in control of the Adviser.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (513) 629-8104.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
For U.S. Bank Global Fund Services

Enclosures